UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-24051

CUSIP NUMBER 911301-10-9

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: October 6, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MTI Technology Corporation
Full Name of Registrant

N/A
Former Name if Applicable

15641 Red Hill, Suite 200
Address of Principal Execution Office (Street and Number)

Tustin, California 92780
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-5(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 15, 2007, MTI Technology Corporation, a Delaware corporation (the “Company”), filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”), Case No. SA 07-13347-ES (the “Chapter 11 Case”).

By letter to the Securities and Exchange Commission (the “Commission”) dated November 19, 2007, the Company requested modification of its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Securities Exchange Act Release No. 9660 (June 30, 1972) and the Commission’s Staff Legal Bulletin No. 2 (April 15, 1997) (the “No-Action Request Letter”). Pursuant to the No-Action Request Letter, the Company requested that the Commission allow it, while its Chapter 11 case was pending, to file under cover of Form 8-K copies of the monthly financial reports that are required to be filed with the Bankruptcy Court pursuant to Bankruptcy Rule 2015 and the rules thereunder in lieu of continuing to file quarterly and annual reports under Section 13(a) of the Exchange Act. As of November 21, 2007, the Commission had not granted or denied the Company’s request for no-action relief.

The Form 10-Q for the fiscal quarter ended October 6, 2007 for the registrant could not be filed within the prescribed period because of the burdens the Chapter 11 Case has imposed on the Company’s available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Poteracki	949	885-7302
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code. In anticipation of the bankruptcy filings, the Company severely curtailed its operations. Reasonable estimates of the results cannot be made due to the burdens the Chapter 11 Case has imposed on the Company’s available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

MTI Technology Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 21, 2007	By	/s/ Scott J. Poteracki
Scott J. Poteracki Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).